[redacted]

SECURITI 14040929 N

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 3 0 2014
WASH, D.C.
194

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-53101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madeira Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2501 Wayzata Boulevard
(No. and Street)

Minneapolis	Minnesota	55405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Justin B. Besikof 612-381-8879
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd., Suite 1001	Baton Rouge	Louisiana	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD 7/3/14

tx 7/7/14

OATH OR AFFIRMATION

I, Justin B. Besikof, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madeira Partners. LLC, as of April 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA A. DAPRATO
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADEIRA PARTNERS, LLC

FINANCIAL STATEMENTS

APRIL 30, 2014

Postlethwaite & Netterville

A Professional Accounting Corporation

www.pncpa.com

TABLE OF CONTENTS

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

INDEPENDENT AUDITORS' REPORT

The Member
Madeira Partners, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Madeira Partners, LLC (the Company), as of April 30, 2014, and the related statements of income, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madeira Partners, LLC, as of April 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 25, 2014

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2014

ASSETS

Cash	$	74,596
Property and equipment, net		77,579
Total Assets	$	152,175

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	17,208
Payroll taxes payable		16,197
401K and profit sharing payable		26,400
Total Liabilities		59,805
Member's Equity		92,370
Total Liabilities and Member's Equity	$	152,175

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF INCOME
YEAR ENDED APRIL 30, 2014

REVENUES	
Merger and acquisition fees	$ 2,466,942
EXPENSES	
Operating expenses	558,600
NET INCOME	$ 1,908,342

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED APRIL 30, 2014

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance, May 1, 2013	$ 507,233	$ (485,933)	$ 21,300
Additional capital contributed	124,875	-	124,875
Distributions to the parent company	-	(1,962,147)	(1,962,147)
Net income	-	1,908,342	1,908,342
Balance, April 30, 2014	$ 632,108	$ (539,738)	$ 92,370

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED APRIL 30, 2014

Subordinated borrowings at May 1, 2013	$	-
Increases		-
Decreases		-
Subordinated borrowings at April 30, 2014	$	-

The accompanying notes are an integral part of this financial statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

STATEMENT OF CASH FLOWS
YEAR ENDED APRIL 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,908,342
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,989
Increase in accounts payable	17,208
Increase in payroll taxes payable	16,197
Increase in 401K and profit sharing payable	26,400
Net cash provided by operating activities	1,970,136
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(79,568)
Net cash used in investing activities	(79,568)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions paid to the parent company	(1,962,147)
Additional capital contributed	124,875
Net cash used in financing activities	(1,837,272)
NET INCREASE IN CASH	53,296
Cash, beginning of year	21,300
Cash, end of year	$ 74,596

The accompanying notes are an integral part of this statement.

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Madeira Partners, LLC (formerly Lurie Besikof Lapidus Private Investment Banking, LLC) (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and regulated by the Financial Industry Regulatory Authority (FINRA). The Company is primarily an agent for clients in merger and acquisition transactions generally in the Midwestern United States.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Merger and acquisition fees are recognized primarily as transactions are completed.

Property and Equipment

Property and equipment is recorded at cost. Leasehold improvements are depreciated over the estimated useful life of twenty years.

Income Taxes

The Company is a limited liability company. The only member of the Company is a partnership (the Parent Company). Amounts due for federal and state income taxes are not reflected in the financial statements, but rather the taxable income or loss of the Company is included on the Parent Company's income tax return.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

With few exceptions, the statute of limitations for the examination of the Company's tax returns is generally three years from the due date of the tax return including extensions. The tax years open for assessments are the years ending on or after April 30, 2011.

NOTES TO FINANCIAL STATEMENTS

1. **Description of Business and Summary of Significant Accounting Policies** (continued)

Cash

For purposes of the statement of cash flows, cash included all amounts on hand and amounts on deposit at financial institutions.

2. **Property and Equipment, net**

Classification of property and equipment, net is summarized as follows:

Leasehold improvements	$	79,568
Less: accumulated depreciation		(1,989)
	$	77,579

3. **Related Party Transactions and Balance**

The Company incurred rent expense and other administrative expenses with its Parent Company pursuant to an administrative expense sharing agreement, which amounted to $44,000. The Company is responsible for its own direct expenses.

4. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at April 30, 2014, the net capital ratio was 4.04 and net capital was $14,791, which exceeded the minimum capital requirement by $9,791.

The Company operates under the provisions of paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the remaining provisions of the rule. All accounts are on a fully disclosed basis. Therefore, the Company is not required to make a periodic computation of the reserve requirements for the exclusive benefit of customers.

5. **Concentration**

The Company earned approximately 62% of its merger and acquisition fees from two clients.

NOTES TO FINANCIAL STATEMENTS

6. 401(k) and Profit Sharing Plan

Employees of the Company may participate in a 401(k) savings plan established by the Parent Company, where the employees may make contributions pursuant to a salary reduction agreement. The Company has also accrued a discretionary profit sharing contribution of $23,400.

7. Credit Risk

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

8. Subsequent Events

Management has evaluated subsequent events through June 25, 2014, the date that the financial statements were available to be issued and determined that no events have occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these statements.

SUPPLEMENTARY INFORMATION

MADEIRA PARTNERS, LLC
MINNEAPOLIS, MINNESOTA

SCHEDULE I
COMPUTATION OF NET CAPITAL
APRIL 30, 2014

NET CAPITAL		
Member's equity	$	92,370
LESS: NON-ALLOWABLE ASSETS		
Property and equipment, net		77,579
NET CAPITAL	$	14,791
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required		5,000
EXCESS NET CAPITAL	$	9,791
AGGREGATE INDEBTEDNESS	$	59,805
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.04 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding Calculation of Net Capital in the Unaudited Part II Focus Report, other than a two dollar rounding difference.

See independent auditors' report on supplementary information.

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Report on Internal Control Required By SEC Rule 17a-5 For a Broker-Dealer Claiming An Exemption From SEC Rule 15c3-3

The Member
Madeira Partners, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Madeira Partners, LLC (the Company), as of and for the year ended April 30, 2014, (on which we have issued our report thereon dated June 25, 2014), in accordance with the standards of the Public Company Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to on

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

the preceding page, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purposes described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 25, 2014

AGREED-UPON PROCEDURES

P&N Postlethwaite & Netterville

A Professional Accounting Corporation
Associated Offices in Principal Cities of the United States
www.pncpa.com

Independent Accountants' Report
On Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

The Member
Madeira Partners, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2014, which were agreed to by Madeira Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Madeira Partners, LLC's compliance with the applicable instructions of Form SIPC-7. Madeira Partners, LLC's management is responsible for Madeira Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2014, as applicable with the amounts reported in Form SIPC-7 for the year ended April 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences, as there were no adjustments proposed;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, as there were no adjustments proposed; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences, as there was no prior overpayment applied.

8550 United Plaza Blvd, Suite 1001 • Baton Rouge, LA 70809 • Tel: 225.922.4600 • Fax: 225.922.4611

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such as opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed on the previous page and is not intended to be and should not be used by anyone other than these specified parties.

Postlethwaite & Netterville

Baton Rouge, Louisiana
June 25, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended April 30, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-053101 FINRA APR 7/2/2001
Madeira Partners, LLC
2501 Wayzata Blvd
Minneapolis, MN 55405

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Justin Besikof 612-381-8879

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 2,903
   B. Less payment made with SIPC-6 filed (exclude interest) (2,139)
      11/25/2013
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 764
   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $764
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Madeira Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of May, 20 14.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning May 1, 2013
and ending April 30, 2014

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2,466,942

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

M&A Engagement Asset Sales 1,305,730

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $1,161,212

2e. General Assessment @ .0025 $2,903

(to page 1, line 2.A.)

MADEIRA PARTNERS

August 14, 2013

Helgeson Enterprises, Inc.
4461 White Bear Parkway
White Bear Lake, MN 55110
Attn: Tom Helgeson

Tom:

In connection with the asset sale (the "Sale") of Helgeson, Inc., a Minnesota corporation ("Seller") to Parago, Inc., a Delaware corporation ("Buyer") pursuant to that certain asset purchase agreement agreement, by and among Seller and Buyer, Seller will pay Madeira Partners, LLC ("Payee") an amount equal to **$912,317** (the "Payoff Amount") for Payee's services in connection with the Sale ("Payee's Services").

The Payee directs Seller to pay the Payoff Amount by wire, in immediately available funds, in accordance with the following instructions:

Pay to:	U.S. Bank – Minneapolis
ABA Routing Number:	091000022
Account Number:	104756810735
Title on Account:	MADEIRA PARTNERS, LLC

Notwithstanding anything to the contrary, effective upon receipt of the Payoff Amount, the Payee hereby acknowledges and agrees that any and all amounts owed or owing by the Seller to the Payee have been satisfied in full. Notwithstanding anything to the contrary, the Seller agrees to indemnify, defend and hold harmless the Payee, its members, directors, officers, employees, agents, successors and assigns (each being an "Indemnified Party") from any claims, actions, liabilities, losses and expenses, including any reasonable expenses that may be incurred by them in connection with defending against any claims to which such Indemnified Party may become subject, arising out of or relating to Payee's Services, except that the Seller will not be liable for any claim or expense found to have resulted from negligence or bad faith by Payee.

[Signature page follows]

Very Truly Yours,

MADEIRA PARTNERS, LLC

Justin B. Besikof
President

Wayzata Blvd, Mpls, MN 55405 / 612.381.8879 madeirapartners.com

MADEIRA PARTNERS

September 3, 2013

Berg Bag Company, Inc.
410 3rd Avenue North
Minneapolis, MN 55401
Attn: Rick Berg

Rick:

In connection with the sale of assets (the "Sale") of Berg Bag Company, a Minnesota Corporation ("Seller") to Rapid Packaging, Inc., a Minnesota Corporation ("Buyer") pursuant to that certain asset purchase agreement by and among Seller and Buyer, Seller will pay Madeira Partners, LLC ("Payee") an amount equal to **$243,413** (the "Payoff Amount") for Payee's services in connection with the Sale ("Payee's Services").

The Payee directs Seller to pay the Payoff Amount by wire, in immediately available funds, in accordance with the following instructions:

Pay to:	U.S. Bank – Minneapolis
ABA Routing Number:	091000022
Account Number:	104756810735
Title on Account:	MADEIRA PARTNERS, LLC

Notwithstanding anything to the contrary, effective upon receipt of the Payoff Amount, the Payee hereby acknowledges and agrees that any and all amounts owed or owing by the Seller to the Payee have been satisfied in full. Notwithstanding anything to the contrary, the Seller agrees to indemnify, defend and hold harmless the Payee, its members, directors, officers, employees, agents, successors and assigns (each being an "Indemnified Party") from any claims, actions, liabilities, losses and expenses, including any reasonable expenses that may be incurred by them in connection with defending against any claims to which such Indemnified Party may become subject, arising out of or relating to Payee's Services, except that the Seller will not be liable for any claim or expense found to have resulted from negligence or bad faith by Payee.

[Signature page follows]

Very Truly Yours,

MADEIRA PARTNERS, LLC

Justin B. Besikof
President

MADEIRA
PARTNERS

March 5, 2014

Arrow Facility
Premier Precision Group, LLC
10488 W. Centennial Rd.
Littleton, CO 80127
Attn: Steve Jones

Steve:

In connection with the sale of assets (the "Asset Sale") of the Arrow Facility of Premier Precision Group, LLC a Minnesota Limited Liability Company ("Seller") to Chandler Industries, Inc., a Minnesota corporation ("Buyer") pursuant to that certain asset purchase agreement dated as of March 6, 2014, by and among Seller and Buyer, Seller will pay Madeira Partners, LLC ("Payee") an amount equal to **$150,000** (the "Payoff Amount") for Payee's services in connection with the Asset Sale ("Payee's Services").

The Payee directs Seller to pay the Payoff Amount by wire, in immediately available funds, in accordance with the following instructions:

Pay to: JP Morgan Chase Bank, N.A.
ABA Routing Number: 021000021
Account Number: 496679940
Title on Account: Madeira Partners, LLC

Notwithstanding anything to the contrary, effective upon receipt of the Payoff Amount, the Payee hereby acknowledges and agrees that any and all amounts owed or owing by the Seller to the Payee have been satisfied in full. Notwithstanding anything to the contrary, the Seller agrees to indemnify, defend and hold harmless the Payee, its members, directors, officers, employees, agents, successors and assigns (each being an "Indemnified Party") from any claims, actions, liabilities, losses and expenses, including any reasonable expenses that may be incurred by them in connection with defending against any claims to which such Indemnified Party may become subject, arising out of or relating to Payee's Services, except that the Seller will not be liable for any claim or expense found to have resulted from negligence or bad faith by Payee.

[*Signature page follows*]

2501 Wayzata Blvd, Mpls, MN 55405 / 612.381.8879 madeirapartners.com

MADEIRA
PARTNERS

Very Truly Yours,

MADEIRA PARTNERS, LLC

[signature]

Justin B. Besikof
President

2501 Wayzata Blvd. Mpls. MN 55405 / 612.381.8879 madeirapartners.com